SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of September, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








          RYANAIR POSTPONES PLANS FOR BASE AT HAMBURG LUEBECK AIRPORT
                  AFTER COURT RULES AGAINST PLANNING APPROVAL

Ryanair, Europe's No. 1 low fares airline, today (Tuesday 13th September 2005) announced that it has postponed plans to launch a base at Hamburg Luebeck airport, which would have delivered up to 2 million passengers per annum and created 2,000 jobs in the Schleswig-Holstein region because the Higher Administrative Court of Schleswig-Holstein ruled against planning approval to extend the runway, expand the main taxiway and upgrade the instrument landing system.

Ryanair's planned expansion at Hamburg Luebeck was subject to this approval being granted and these works being completed. Consequently, Ryanair has been forced to postpone its intended base at Hamburg Luebeck for the moment and will announce a replacement later this week.

Michael O'Leary, CEO of Ryanair said;

"The Administrative Court ruling against planning permission means that we now have to postpone plans for a new base in Hamburg Luebeck. Although Hamburg Luebeck will not benefit at this time from increased passenger numbers that would have supported up to 2,000 new jobs in the region, Ryanair will maintain its existing operation at the airport. Ryanair will also continue to support its partners - the City of Luebeck and Infratil - in their efforts to resolve this planning problem so that they can continue to develop the airport, grow their passenger numbers, and we can proceed with the launch of a Ryanair base in Hamburg Luebeck as soon as it is practical in the future."

"We will announce another base in Europe later this week, where we will invest over $100M in new aircraft, new routes and new jobs".

Ends:                         Tuesday, 13th September 2005.

For further information:
Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00353 1 8121 228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 September 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director